Exhibit 99.1

FOR IMMEDIATE RELEASE November 25, 2016

MACROCURE ANNOUNCES NEW DATE FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS TO
 APPROVE MERGER WITH LEAP THERAPEUTICS

PETACH TIKVA, ISRAEL, November 25, 2016 (PR NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biotechnology company, today announced that it has delayed the scheduled date for its previously-announced Special General Meeting of Shareholders by one week, to Monday, December 19, 2016, at 3:00 p.m., Israel time (8:00 a.m. EST).  The special meeting will be held at the offices of Macrocure’s Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. At the special meeting, the company’s prospective merger with Leap Therapeutics, Inc., or Leap, a clinical stage immuno-oncology company, will be presented for approval. As previously announced, pursuant to the prospective merger, Macrocure will become a wholly owned subsidiary of Leap, and Leap will become a public company. In connection with the transaction, Leap is applying to have the shares of the combined entity listed for trading on NASDAQ upon completion of the merger, the approval of such application being a condition to the consummation of the merger.

Macrocure has delayed the meeting date in order to provide more time for its shareholders to receive (via mail) and review the proxy materials for the meeting (consisting of Macrocure’s proxy statement and Leap’s prospectus), and to vote via the proxy card included in that mailing.  The proxy materials are now in the process of being mailed, given that the review process of the Securities and Exchange Commission, or SEC, with respect to the Leap prospectus, is now completed and the Leap registration statement on Form S-4, of which that prospectus forms a part, has been declared effective.

The record date for determining shareholders entitled to vote at the meeting remains Friday, November 11, 2016.

The Board of Directors of Macrocure unanimously recommends that Macrocure’s shareholders vote in favor of the merger and in favor of each of the other related proposals to be presented at the special meeting.

Further Details Concerning the Special General Meeting of Shareholders

For further details concerning the special meeting (including the text of the proposals to be considered at the meeting), please see the press release that Macrocure issued on November 7, 2016 to originally announce the meeting, which can be viewed as described under “Additional Information and Where to Find It” below.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds. For more information, please visit www.macrocure.com or please review the documents filed or furnished by Macrocure with or to the SEC, as described under “Additional Information and Where to Find It” below.

About Leap Therapeutics, Inc.

Leap Therapeutics is an immuno-oncology company with two clinical stage programs. Leap’s most advanced clinical candidate, DKN-01, is a humanized monoclonal antibody targeting the Dickkopf-1 (DKK1) protein. DKN-01 is in clinical trials in esophageal cancer and cholangiocarcinoma. Leap’s second clinical candidate, TRX518, is a novel, humanized GITR agonist monoclonal antibody designed to enhance the immune system’s anti-tumor response. TRX518 is in clinical trials in patients with advanced solid tumors.  For more information about Leap Therapeutics, please visit http://www.leaptx.com. In connection with the upcoming meeting, Leap and Macrocure are circulating, together with Macrocure’s proxy statement, a prospectus of Leap, which, among other things, contains detailed information about Leap and its business.  As discussed under “Additional Information and Where to Find It” below, shareholders are urged to read the prospectus in its entirety and carefully when received.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts, such as statements regarding whether shares of Leap will be listed for trading on NASDAQ and whether agenda items at Macrocure’s shareholder meeting will be approved, and assumptions related to regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement or the anticipated financing, receipt and timing of any required governmental or regulatory approvals relating to the listing of Leap’s common stock or otherwise relating to the merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the meeting, Macrocure is sending to its shareholders Macrocure's proxy statement describing logistical information related to the Meeting, as well as a description of the proposals to be voted upon at the Meeting, along with a proxy card enabling shareholders to submit their votes on those proposals. Macrocure’s shareholders will also be receiving, together with the proxy materials, a copy of Leap’s prospectus, which describes Leap, its business, the merger, the rights of Leap’s shareholders, and related risks, among other matters.

Macrocure is furnishing copies of the proxy statement and form of proxy card as exhibits to a Report of Foreign Private Issuer on Form 6-K that it is furnishing to the SEC today.  Leap has filed with the SEC a copy of its definitive prospectus, which forms a part of its Registration Statement on Form S-4 (SEC File No. 333-213794), pursuant to Rule 424(b)(3) under the Securities Act, on November 23, 2016.

This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure have filed or furnished, or may file or furnish, with or to the SEC, or have sent to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO, OR TO BE FILED WITH OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY RECEIVE THEM BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed with, or furnished to, the SEC by Leap and Macrocure at the SEC’s website at www.sec.gov. Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617) 714-0360.  Copies of documents furnished by Macrocure may be obtained for free by contacting Macrocure Investor Relations by telephone at +972-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

Macrocure Ltd. Contact
Shai Lankry, Chief Financial Officer
Shai@macrocure.com
+972-54-565-6011

Leap Therapeutics, Inc. Contact
Douglas E. Onsi, Chief Financial Officer
donsi@leaptx.com
+1-617-714-0360

SOURCE: Macrocure Ltd